650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

May 29, 2013

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Barbara C. Jacobs
Gabriel Eckstein
Patrick Gilmore
Jamie John

Re:	Gigamon LLC
Amendment No. 4 to Registration Statement on Form S-1
Filed May 29, 2012
File No. 333-182662

Ladies and Gentlemen:

On behalf of Gigamon LLC (the “Company”), we hereby transmit for filing via EDGAR Amendment No. 4 (“Amendment No. 4”) to the Company’s Registration Statement on Form S-1 (Registration No. 333-182662) (the “Registration Statement”) for reference by the staff (the “Staff”) of the Securities and Exchange Commission. The Company has revised the Registration Statement to include an estimated offering price range, offering size and related information, as well as to update certain business information and to reflect a one-for-three reverse split of the Company’s capital stock. The Company advises the Staff that it will be printing preliminary prospectuses from this filing.

For the Staff’s reference, we also will send via overnight courier a copy of Amendment No. 4 marked to show all changes from Amendment No. 3 to the Registration Statement filed on May 1, 2013.

Should you have any questions, please do not hesitate to contact the undersigned at (650) 493-9300.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rezwan D. Pavri

Rezwan D. Pavri

AUSTIN BRUSSELS GEORGETOWN, DE HONG KONG NEW YORK PALO ALTO SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC

Securities and Exchange Commission

May 29, 2013

Enclosures

cc (w/encl.):	Paul A. Hooper
Paul B. Shinn
Gigamon LLC

Jeffrey D. Saper
Wilson Sonsini Goodrich & Rosati, P.C.

Richard A. Kline
Anthony J. McCusker
Goodwin Procter LLP

Danny Wallace
PricewaterhouseCoopers LLP